Filed by United Bancorp Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: United Bancorp Inc.

Commission File No.  000-16640

January 8, 2014

Dear United Bank & Trust co-worker,

Today’s partnership announcement signals the alliance of two institutions that share an unwavering commitment to passionate, personalized client service and a legacy of community investment and engagement.

Like United Bank & Trust, Old National has built its reputation on exceeding the expectations of the clients and communities it serves. And like United, Old National takes pride in promoting the growth and development of its associates, both personally and professionally.

Old National is also firmly committed to open, honest communication. With this in mind, your Old National Welcome Folder contains the following key resources:

  A Q&A to help you better understand the Old National vision and culture
  A 2014 Old National benefits summary
  A summary of training and development initiatives for our associates
  A “Why Old National?” info sheet that will help you understand and share the Old National story with others
  A copy of the Old National Community Investment Report for 2012
  An Old National Mission, Vision and Values card

In addition, you are encouraged to visit a special Internet welcome site: www.oldnational.com/welcome. There you can view the Old National associate handbook and learn about a number of key programs and initiatives.

Please know that we will be working together over the coming weeks and months to help you navigate this transition as smoothly and effectively as possible. Our companies are alike in many ways, and we are confident that this partnership offers tremendous synergies that will strengthen all of our abilities to meet and exceed the needs of our clients and communities.

Thank you for all that you do, every day. We look forward to a very bright and successful future together.

Sincerely,

Todd Clark	Bob Jones

President	President & CEO
United Bank & Trust	Old National Bancorp

Information for Investors

Communications in this letter do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Old National Bancorp will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement to be used by United Bancorp to solicit the required approval of its shareholders in connection with the proposed merger and will constitute a prospectus of Old National Bancorp. Old National Bancorp and United Bancorp may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF OLD NATIONAL BANCORP AND UNITED BANCORP ARE URGED TO READ THE PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the proxy statement and prospectus and other documents containing important information about Old National Bancorp and United Bancorp, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Old National Bancorp will be available free of charge on Old National Bancorp’s website at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants in the Solicitation

Old National Bancorp, United Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United Bancorp in connection with the proposed transaction. Information about the directors and executive officers of Old National Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of United Bancorp is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 25, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.